PROSPECTUS SUPPLEMENT NO. 8	Registration No. 333-109015
(To Prospectus Dated October 9, 2003)	Rule 424(b)(3) Prospectus

73,607 Shares

AVI BioPharma, Inc.

Common Stock

This prospectus supplement which supplements the prospectus filed by AVI BioPharma, Inc. on October 9, 2003 as supplemented on April 16, 2007, January 22, 2007, April 25, 2006, January 26, 2006, November 21, 2005, February 10, 2005, and April 21, 2004.

This is an offering of $200,000 of our common stock. We are offering all of the shares of pursuant to this prospectus supplement. Our common stock is quoted on the Nasdaq Global Market under the symbol “AVII”. The last reported sale price of the common stock on May 1, 2007 was $2.64 per share.

Investing in our common stock and warrants involves risks. See “Risk Factors” and “Forward Looking Information” set forth in our annual report on Form 10-K, filed on March 16, 2007 (as such may be supplemented and amended from time to time by our filings under the Securities Exchange Act of 1934, as amended).

This is supplement no. 8 to the prospectus dated October 9, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$2.72	$200,000
Proceeds, before expenses, to AVI BioPharma	$2.72	$200,000

May 3, 2007

You should only rely on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information and if anyone provides you with different or additional information, you should not rely on it. We are not making an offer of these securities in any state where the offer of these securities is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than the dates of the specific information.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing this information to you about this offering of common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding the offering. The second part is the base prospectus dated October 9, 2003, which has been previously supplemented and is being further supplemented by the information contained in this supplement. Generally, when we refer to this “prospectus,” we are referring to both documents combined. Some of the information in the base prospectus may not apply to this offering.

You should also read and consider the information in the documents that we have referred you to in “Where You Can Find More Information” on page S-5 of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

If information in this prospectus supplement is inconsistent with the base prospectus, you should rely on this prospectus supplement.

THE OFFERING

Common stock offered by us	73,607 shares
Common stock to be outstanding after the offering	53,628,073 shares
Use of proceeds	The Company will receive no proceeds from the offering. The shares are being issued in connection with a certain collaboration and license agreement. See “USE OF PROCEEDS”.
Risk factors

See “Risk Factors” and “Forward Looking Information” set forth in our annual report on Form 10-K, filed on March 16, 2007 (as such may be supplemented and amended from time to time by our filings under the Securities Exchange Act of 1943, as amended) for a discussion of material risks that prospective purchasers of our common stock should consider.

Nasdaq National Market Symbol	AVII

The “as adjusted” figure reflects the issuance of the 270,758 of our common stock on April 18, 2007 at a price of $2.77 per share ($750,000 in the aggregate).

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2006, as adjusted. As of that date, we had 53,453,599 shares of common stock outstanding, which does not include:

•       5,571,470 shares of common stock underlying options outstanding at a weighted average exercise price of $5.12 per share;

•       8,508,103 shares of common stock underlying warrants outstanding at a weighted average exercise price of $11.68 per share; and

•       1,710,934 shares available for future grant under our stock option plan and 248,144 shares available for future issuance under our employee stock purchase plan.

USE OF PROCEEDS

The shares are being issued to Ercole Biotech, Inc. (“Ercole”) in connection with that certain collaboration and license agreement between the Company and Ercole. The Company expects Ercole to dispose of the shares in the open market in the near future.

DILUTION

The net tangible book value of our common stock on December 31, 2006, as adjusted, was approximately $35.903 million, or approximately $0.67 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of the shares of common stock in this offering at a sales price of $2.72 per share, our net tangible book value at December 31, 2006 would have been approximately $35.903 million, or approximately $0.67 per share. This represents an immediate dilution of $2.05 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Public offering price per share		$2.72
Net tangible book value per share	$0.67
Increase per share attributable to new investors	—
Net tangible book value per share after giving effect to this offering		$0.67
Dilution per share to new investors		$2.05

The “as adjusted” figure reflects the issuance of the 270,758 of our commons stock on April 18, 2007 at a price of $2.77 per shares ($750,000 in the aggregate).

The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2006, as adjusted. As of that date, we had 53,453,599 shares of common stock outstanding, which does not include:

•       5,571,470 shares of common stock underlying options outstanding at a weighted average exercise price of $5.12 per share;

•       8,508,103 shares of common stock underlying warrants outstanding at a weighted average exercise price of $11.68 per share; and

•       1,710,934 shares available for future grant under our stock option plan and 248,144 shares available for future issuance under our employee stock purchase plan.

The above table does not reflect the expected loss to date for our fiscal quarter ending March 31, 2007, which would increase the dilution per share.

PLAN OF DISTRIBUTION

The Company directly placed the securities with the purchasers. The purchase is being documented through a collaboration and license agreement, copies of which are separately being filed with the SEC.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered under this prospectus supplement will be passed upon for us by Davis Wright Tremaine LLP, Portland, Oregon.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock and preferred stock and/or warrants we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC’s public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•       Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which was filed on March 16, 2007, including information incorporated by reference in the Form 10-K from our definitive proxy statement for the 2007 annual meeting of stockholders, which was filed on April 17,  2007;

•       Our Current Report on Form 8-K filed on March 30, 2007 and April 25, 2007; and

•       The description of our common stock set forth in our registration statement on Form 8-A filed May 29, 1997.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

AVI BioPharma, Inc.
Investor Relations
One S.W. Columbia
Suite 1105
Portland, OR 97258
Attn: Michael C. Hubbard
(503) 227-0554